FILED BY VULCAN MATERIALS COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: FLORIDA ROCK INDUSTRIES, INC.
COMMISSION FILE NO. 001-07159
Important Information
     This document may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF FLORIDA ROCK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Florida Rock. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from www.vulcanfloridarock.com, www.vulcanmaterials.com or www.flarock.com.
     Vulcan Materials, Florida Rock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding Vulcan Materials’ directors and executive officers is available in Vulcan Materials’ proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006, and information regarding Florida Rock’s directors and executive officers is available in Florida Rock’s proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on December 7, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
Certain matters discussed in this document, including expectations regarding future performance of Florida Rock and Vulcan Materials, contain forward-looking statements that are subject to risks, assumptions and uncertainties that could cause actual results to differ materially from those projected. These risks, assumptions, and uncertainties include, but are not limited to, those associated with general economic and business conditions; changes in interest rates; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for residential and private nonresidential construction; the highly competitive nature of the construction materials industry; pricing; weather and other natural phenomena; energy costs; cost of hydrocarbon-based raw materials; increasing healthcare costs; the timing and amount of any future payments to be received by Vulcan Materials under two earn-outs contained in the agreement for the divestiture of Vulcan Materials’ Chemicals business; the ability to successfully integrate acquisitions quickly and in a cost-effective manner and achieve anticipated profitability and synergies; and other risks, assumptions and uncertainties detailed from time to time in either company’s SEC reports, including each company’s report on Form 10-K for the year. There can be no assurance that the transaction described above will be consummated. Forward-looking statements speak only as of the date hereof, and each company assumes no obligation to update such statements.

Vulcan Materials Company Presentation to
Davenport Infrastructure and Basic Industry Conference
February 27, 2007
Corporate Speaker: Dan Sansone — Chief Financial Officer
Introduction: Good morning. I’m Clark Daniel from Davenport, an institutional equity sales and training group. I wanted thank you guys for all being here. There’s a lot going on in this industry so it should be an exciting couple of days. We’re starting off with Vulcan. I just wanted to cover a couple of quick housekeeping items. Any questions that you guys might have about one on one’s or locations of meetings, that sort of stuff, Betsy and Sara are out on the registration desk. The Sutton Room which is the breakout room after each presentation is down the hall to the left. The Vanderbilt Rooms, there are two of those; they’re downstairs through the restaurant, basically under where the guys from Vulcan are sitting right now. I also want to thank Rob and Tom Greenman for all their work in putting this together and with that I’m going to let Rob introduce Vulcan. Thanks.
Good morning. Thanks Clark. I’m Rob Morefleet and I’m from the Davenport Company and I also want to thank everyone for being here this morning for Davenport’s second annual infrastructure conference. Especially given the inclement weather and then a lot of us had to fight through flights to get here, especially those who aren’t in New York. As I said this is Davenport’s second annual infrastructure conference and this year we’ve expanded the breadth and scope of the conference includes more infrastructure themes. As we weigh through that I think you’ll find the companies that we put together to be very attractive and, you know, I think that in terms of the in-market that they serve while diverse, there’s a common theme that kind of runs through this general conference. To kick off the first meeting, I’d like to welcome Vulcan Materials. Today from Vulcan we have Chief Financial Officer, Dan Sansone and Mark Warren from Investor Relations. Given the hype and interest in the average space as well as Vulcan’s pending acquisition of Florida Rock, I can think clearly this is a very timely presentation, I think Vulcan for being here this morning.
Sansone: Thank you Rob and good morning everybody. It’s always nice to be in New York. It’s always nice to be in New York when you have a deal going on as well. I’m going to try to cover two things this morning. First, a general update on business conditions facing our industry and our market and then, secondly, obviously talk about the pending transaction which we announced a week ago Monday. One of the things I’ve learned in the announcing of a sizeable transaction with a public company is the legal disclaimers that we’re required to show now spill over to cover two full pages. So I encourage you to read them. It’s very exciting material. My

2

lawyers tell me it’s important that I trust them. The chart on the right shows the comparison of Vulcan total return to shareholders over a one, three, five and eight year-period. The eight-year period is an unusual choice of time period. We chose that because it corresponds to the number of years that we have owned CalMat which was the largest acquisition we’ve done to date and it was the last acquisition of a public company that we did that closed early in 1999. And, subsequent to the acquisition of CalMat, we also did several other fairly sizeable deals, and I think the important point is that even over that eight-year period while integrating really three acquisitions - CalMat, Tarmac and the buy-out of our Mexican partner — and quite a number of small deals, we still succeed in dramatically out-performing the S&P 500. Why is that? Some of the points referenced on the left, I think, try to illustrate that. We believe that our markets are positioned in some of the fastest; we are positioned in some of the fastest growing markets in the country that I’ve alluded to.
We have a growth focus within our organization and it’s really a two-pronged focus on growth. One organic growth, i.e., try to position ourselves in those markets that are going to be growing the most rapidly and, secondly, growth by acquisition which is really the history of our company. Our company is fifty years old this year and it was created in 1956 through the merger of a handful of privately-held construction materials businesses and we have basically grown by acquisition throughout all of our history. We believe we’ve generated this kind of market performance also because we’re good operators. Our guys can run quarry operations as well as anybody. The structure of the industry is that it generates very attractive cash flows which gives us a flexible balance sheet and that flexible balance sheet has allowed us to continue to respond to opportunities for growth and development as they come along.
The final point is effective land management. We are in the natural resources business. We understand that land and the management of land is not only critical to our success in operating the quarry business but it’s also an increasing source of value as we’re able to recycle and reclaim and subsequently sell property that we’ve used. This chart merely summarizes our 2006 operating results. This almost seems like ancient history even though it’s only the end of February. Just one or two key points I’d like to make on this chart. First, the top line Net Sales, they were up 16% last year on the strength of aggregate pricing. Aggregate prices were up 14.7% as compared to 2005. And all the way down towards the bottom, diluted earnings per share from continuing operations rose 45% on the 16% top line increase and that’s, again, reflective predominately of the price increase but also an improving of comparison of the cost side of the equation as well. The bottom of the chart points out that we purchased 6.7 million shares, 6.8 million shares of Vulcan’s stock last year at $77.00 a share, about $523,000,000 worth of stock buy-back on top of the $228,000,000 we purchased in 2005. Over a longer period of time we’ve had a pretty good run of sales and in earnings in continuing operations over the last ten years and have grown in compound rates of 11 and 10%, respectively. More recently over the last three years our sales have grown at a compound annual rate of 14%; earnings per share growing at compound annual rate of 28% a year.

3

This map highlights the states in which we do business. The states that are colored green are identified as the fastest growing states in the nation; the stars are the fastest growing metropolitan areas as measured by estimated population growth. You’ll see that with the exception of Las Vegas, Vulcan is positioned in all of the other nine of the fastest growing metropolitan areas in the nation, and upon completion of the Florida Rock transaction our position in Florida will be strengthened considerably. Staying with the theme of growing markets, the chart on the left shows projected population growth between the year 2000 and the year 2030 in the four fastest growing states in the nation, Georgia, Florida, Texas, and California and as you will recall from the previous slide, Vulcan has a good presence in all four of those states with hopefully a dramatically better presence emerging in Florida later this year. On the right-hand side you see four economic indicators that tend to track closely with demand for construction aggregates, our principal product. Population growth, job creation or employment growth, household formation and on the right you see the demand for aggregate. You see the red bars show the U.S. totals growing over the last ten years from 1996 through 2006 and the kind of blue hash bars on the right show those same growth rates measured for the states in which Vulcan does business. So, again, a further illustration that we are positioned in some of the fastest growing states and fastest growing markets in the country. Aggregate is the cornerstone of our organization of our business model.
Ultimately, you know we all remember the adage, we learned when we were young, when it comes down to land and real estate and real estate based-businesses, it’s location, it’s location, it’s location and that’s really what we focus on in trying to build our portfolio of operations is the location and the quality of the reserves relative to where the demand is based. These are local markets. There is not a national market for aggregates. What happens in the aggregates business in Birmingham, Alabama is independent of what happens in the aggregates business in Huntsville, Alabama, 100 miles away. That is the case because the product is very bulky; it is very heavy; its value relative to that weight is fairly low, thus transportation costs make it impracticable, generally speaking, to move the product long distances in most areas with a few notable exceptions.
It continues to be a highly fragmented industry. The ten largest producers of aggregates in the United States, probably account for somewhere around a third of the production of aggregates nationwide. When you think about other industries and you add up the ten largest players, you typically have ninety percent of the market or so and this is a very fragmented industry yet. It also benefits from the fact that the demand, while the products sometimes look and feel like cyclical products, the demand base is actually quite stable because a very significant portion of the funding for the construction product that consume aggregates comes from public sources which tend to be more stable than private sources.
Finally, I would just point out that increased zoning and permitting regulations in many markets are making it increasingly more difficult to open new quarry operations or to expand existing

4

quarry sites. In those cases effectively those barriers or those restrictions are effectively making the reserves that are in the ground that zoned and permitted more valuable as we look forward. I keep talking about land and reserves and the importance of them. At the end of 2006 Vulcan had 11.4 billions tons of zoned and permitted reserves in the ground. That’s a quantity that should, at current production rate, last about 45 years. The two bars in the middle I think are worth pointing out that during the last ten years we mined about 2.4 billion tons of aggregates. During that same timeframe we added 6.3 billion tons to our reserve base. So we were actually adding reserves over the last decade at a rate of about 2-1/2 to 1 — added versus extraction. There are a variety of end uses for our product and when you talk about what’s happening in those unused markets, the economists often measure activities based on dollars of construction spending put in place.
The four broad categories that we typically focus on are residential, non-residential, highways, and then other public works, or airports, sewers, water projects and utilities. Each of these categories tends to have a different demand driver. Obviously, residential is all typically funded and probably the most sensitive to interest rates and general economic conditions and I’ll talk some more about what is happening in the housing market. What we’ve all seen is the dramatic decline in housing activity in the last six or nine months. Yet, it hasn’t been nearly as severe on our shipment levels as one might think. And the reason is that the quantity of aggregates that goes into a house is relatively low, either per dollar of construction value or in absolute terms, compared to something like highways. And to give you an idea for the relative intensity for a, just look at the quantity for aggregates in a house or a housing development as one, the quantity as one per dollar of construction put in place. If you take the same dollars of construction put in place for highways, that same dollars of construction put in place for highways will consume seven times the quantity of aggregates. So what’s been happening in our picture for the last year or so, we’ve guessed, the housing market has been softening. What we’ve seen is strong recovery in highways, on the back of the new highways bill, and we’ve seen strong recovery in non-residential construction, particularly office buildings and industrial buildings which are also more aggregate intensive. So they’ve been growing more rapidly and, as a result, the net effect on our volumes has been relatively minor.
Let’s talk a little more about housing. The bottom chart shows the single-family housing starts and you see the dramatic decline of housing, that hit us really in the second half of 2006. Taking the absolute number of starts below the level of 2003. The top chart also shows a sharp decline. That decline is actually encouraging to us. The top chart is actually the inventory of single-family housing measured, in the number of month’s supply. You see the dramatic decline and what that suggests is that the inventory of excess houses in the market is beginning to be consumed. A large home builder in one of our markets has recently commented to us that in 2007 he expects to sell the same number of houses that he sold in 2006. In his particular case he said, I’m going to sell about 2,000 houses this year and I sold 2,000 houses last year. He said the difference is I’m not building anywhere near to 2,000 houses this year but the underlying demand for housing is still holding up. There was really a significant excess of new speculative construction, particularly in some of the coastal markets that are beginning to be worked off and we’re seeing early signs suggesting that, you know, mid-year, third quarter of 2007, we ought to be back to a more stable situation in the housing market. U.S. private non-residential construction is an important source of demand for our product. The top chart shows the annual

5

data and you see the non-res spending, again these are construction put in place, is up sharply in 06. You can actually see on the lower chart how the monthly data has moved and we effectively have been in a plateau for non-residential, or a trough on non-residential construction, for about three years. And that sector began to turn in the middle of 05 and into 06 and it’s performing quite well and getting back up a more robust level. And, again, these dollars of construction put in place tend to be about twice the aggregate intensive as the dollar of housing construction put in place. While we continue to enjoy stable demands from pubic construction, it was up modestly in 2006 and the biggest single component, the most important component for us, embedded in that public demand is the highway funding. The chart on the left shows the anticipated authorizations coming out of the latest federal highway bill which is a six-year bill. The little box below that illustrates the increase in funding in that new highway bill for the Vulcan-served states for which funding was up 34% versus the previous six-year bill and, if you look at all the other states or the states where Vulcan does not do business, funding was up only 28%.
We talk a lot about what’s happening in California because we think that is a very significant long-term trend, favorable trend for us. As you know, we got into California in 1999 with CalMat acquisition. We have the best reserve base of any producer in California at the moment. The chart on the left, the darker the area that’s shaded is the greater number of people being added from 2005 to 2025 and you can see those darkest areas tend to be where the blue dots are located. Those dots being our aggregates operations. There’s a lot going on in California on the infrastructure side right now. The first bullet point on the right illustrates the trend in funding by Caltran, the California Transportation Department. Their fiscal year 2005, the highway budget was $900,000,000 for the whole State of California. Fiscal year 08 which we’re in now, the highway budget is 5.8 billion dollars. So the tremendous increase in infrastructure spending under Governor Schwarzenegger is beginning to manifest itself, first in the highway side, helped partly because of the federal highway bill, but likely through other initiatives within the State. More significantly over the long-term, the Governor has outlined a program over the next ten years of infrastructure improvements throughout California that will, if implemented, exceed 200 billion dollars of new spending. The Governor proposed 223 billion dollars in his State of the State address in January, 2006. The legislature got behind him and have actually approved 116 billion dollars. Forty-three billion dollars of infrastructure bonds were approved by the voters in November, including about 20 billion dollars for transportation and there’s an additional 43 billion dollars that’s being proposed for additional funding. Will the Governor actually spend 223 billion dollars? I don’t know but 116 billion isn’t bad either given the dearth of spending that occurred under prior administrations in California. The difficult question that you’re all going to ask and we can’t answer yet is exactly how is that spending going to play in year-by-year. Those projects are still being designed and engineered. We feel confident that, well we know that, some of that money is already embedded in the 5.8 billion dollars that’s in the Caltran budget for the fiscal year 08. But how that remaining 40 some odd dollars in that first bond issue is going to play through is very difficult to predict. We watch it closely and as we have more information, we will obviously communicate it. The important point is that funding is approved, the work is underway to engineer it, it’s just a question of time before it moves through the pipeline.
I’m going to change gears here and talk about the announcement that we made last week with respect to the agreement that was signed between Vulcan and Florida Rock for the acquisition of

6

Florida Rock by Vulcan. Obviously, it’s a very exciting deal for us. It fits perfectly with our long-term strategies. It’s consistent with our strategies and actions in the past. Just a couple of quick points. The merger consideration is a combination of cash and stock. Seventy percent of the stock of Florida Rock will be settled in cash. The fixed dollar amount is $67.00 a share. The remaining 30% of the Florida Rock stock will be settled in Vulcan stock at a fixed exchange ratio of .63 shares of Vulcan stock for each share of Florida Rock stock. At yesterday’s closing price, the weighted average consideration for the company was $69.53 a share. The shareholders will have the right to elect cash or stock or a combination of either. To the extent that either of those fixed pools is over-described, there will be proration to true it up so that 70% is settled in cash and 30% is settled in stock.
Subject to normal regulatory approval, John Baker, who’s currently the president and chief executive officer of Florida Rock will join the Vulcan Board upon closing. We’re excited have John as a member of the Board and we’re excited to have John continuing to be involved in the company. The Baker family has entered into a voting agreement to support the transaction and of the 4.6 billion dollars in total consideration, we expect that we will raise approximately 3.2 billion dollars of new debt. That’s probably a good time for me to introduce my colleague which I should have done at the beginning. To my immediate right is Mike Warren who is our Director of Investor Relations and at the end of the table is Philip Alford, our Treasurer. Philip is going to spend the rest of the next couple of days trying to see is there’s somebody in New York who will lend us 3.2 billion dollars. As I said, this has been a very exciting deal for us because it’s a logical and natural fit. This enhances our position in the fast growing market of Florida; it expands our geographical footprint and further diversifies our regional exposure and while, I’ll show you a couple of other slides on this in a moment, while Florida Rock is more integrated than we have traditionally been in concrete and also concrete block and also now in cement, this also builds our aggregate focus of growth strategy. We think it’s a good deal in terms of long-term value creation. We think it will be roughly neutral to EPS in 2007; accretive in 2008 and beyond. We’ve identified synergies that are approximately 50 million dollars a year once we get up through the run rate. We are talking think we will have a far more efficient capital structure as a result of this acquisition. We taking two under-leveraged companies and through the cash portion that we have to raise through debt, we’ll end up with, we think, a more appropriately leveraged balance sheet in the combined company. Nonetheless, we will have strong cash flows which will give us the opportunity for rapid debt reduction and a continuation of our historic dividend payout level. Finally, we think this acquisition fits us like a glove. It’s in an area, a series of markets, that we know and are very comfortable with. Our management team has a proven track record of integrating acquisitions; particularly we point to the CalMat and Tarmac acquisitions of the late 90s, early 2000. The Florida Rock management team and the Vulcan management team share very similar philosophies about how to run the business; what the business model should look like, what’s important, how to interact with the customers. So, again, we think the integration risk here will be lower than normal. What we’re really trying to do here is take two companies that have performed very, very well and create a larger high performing company. The chart on the left shows the net sales growth rate for the last three years. As I mentioned earlier, Vulcan’s sales have grown at 14% a year. Florida Rock’s have grown at 22% a year. Earnings per share the last three years: Vulcan’s EPS have grown at 28%; for the last three years Florida Rock’s has grown at 40%.

7

As I mentioned we are going to borrow some 3.2 billion dollars of cash to close this transaction. That will give us approximately 3.7 billion dollars of debt at closing. A debt with a total cap ratio of just over 50% is the way we see it. That’s a debt to EBITDA to 2.7 times, based on trailing EBITDA. We have anticipated that in the 2008 through 2010 time period that we would have approximately 2 billion dollars of EBITDA. Our target is to bring that debt to total cap ratio down into 35 or 40% range within three years of closing. And we intend to maintain an investment grade rating on our debt securities. The chart on the top right-hand side merely is an illustration of what our debt to total cap has done since the CalMat acquisition. We’ve levered up to debt total cap in the mid-40s level and even with the share buy-back that we’ve implemented in the last few years, we’re still, we still brought it down to around 20%. So we have a lot of flexibility even in this deal structure to respond to other opportunities that may come down the road in the future.
I’ve talked a lot about aggregates reserves. Florida Rock has an excellent reserve position. As I mentioned, we have 11.4 billion tons reserves at the end of 2006, Florida Rock has 2-1/2 billion tons of reserves — that will give us the largest reserve body in the nation by a wide margin. What’s also encouraging to us is while our reserve life averaged about 45 years, the average reserve life for the Florida Rock reserves is about 56 years. So we’re getting very, very robust and significant reserves in the very, very important markets of Florida predominately through this acquisition.
As we look at a pro forma of the combined company, Florida Rock as I mentioned has a larger presence in concrete and cement. We are not in the cement business today. We are in the concrete business in California and in other Western states. The combined company will generate roughly 60% of its revenues from aggregates, about 22% from concrete, 10% from asphalt. If you look at the pie chart on the right, however, and, if you look at those downstream products of concrete and asphalt and you trace back, those concrete and asphalt operations that are tied directly to a Vulcan aggregate or Florida Rock aggregate plant, 88% of our revenues are really aggregate-based or driven off of backbone of aggregates. The footprint of where Vulcan does business today is that these dots represent aggregates locations around the country. You see there are not very many dots in Florida. This is a map where Florida Rock locations are. They are color coded based on red is aggregates, green is concrete and when you put the two of them together, you can see how the addition of the Florida Rock locations, which are shown in red, significantly enhances our footprint, particularly in Florida and also in the Tidewater and the northern Virginia markets, all of which are very, very rapidly growing markets. These are the same charts that I showed earlier with one modification. The bar on the right shows for population growth, employment growth, household formation and aggregates demand, the growth rate for the State of Florida as compared to the other Vulcan-served states and the national average. So you can see by this transaction we’re picking up a significant position in a state that is growing very, very rapidly.
We have a proven track record of acquiring and successfully integrating operations and creating value for our shareholders. We had a great year in 2006. We believe we’re well positioned in strategic growth markets and, as I’ve said, the combination of the two companies we believe is a just an enhancement of our leadership position throughout this industry. I think we have a few minutes left and I’d be happy to take any questions that you have.

8

Question: [unintelligible]
Sansone: I think you could run it at a higher level. One of the things that we have always tried to do, and this is an art and not a science, is we’ve always tried to maintain adequate flexibility in our capital structure to allow us to respond to opportunities that come along and that’s a guessing game as to both when those opportunities for additional acquisitions are going to come along and it’s a guessing game as to the magnitude of those. So, it’s a trade-off in terms of more leverage for the obvious benefits of more leverage and more flexibility so that you’re never boxed out of doing a deal that comes. There’s no real right answer to it, but I think that what we are saying at this point in time, is we’re comfortable that the combined company will have sufficient cash flow strength to allow us to try to maintain a debt to cap ratio or a EBITDA level considerable higher than we have in past. Yes sir.
Question: [unintelligible]
Sansone: I think clearly the most significant variable that has moved the more recent years above trim line has been accelerated pricing ability in our market. Our average price increase last year was nearly 15%, the year before that, Mark help me, was in 2005 was 8%. And I think for a variety of reasons, not the least of which is, the point I referred to earlier about increasing difficulties and barriers to opening new quarry sites, particularly in metropolitan areas, zoned and permitted reserved in those metro areas are becoming increasingly more valuable. Last summer Jack Kelly, I think it was in the summer, Jack Kelly from Goldman Sachs wrote a short piece about the industry and he talked about replacement values thinking applying to pricing and reserves in the ground rather than the historical pattern. But pricing clearly is driving that acceleration of the top line and bottom line growth. We think, you know, there is some sustained ability to it. At 15% a year level, certainly not; but at levels above the historical 3 to 4%, we believe yes.
Speaker: Thank you very much for your interest in our Company and we look forward to seeing you soon. Thank you.

9

FILED BY VULCAN MATERIALS COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: FLORIDA ROCK INDUSTRIES, INC.
COMMISSION FILE NO. 001-07159
Infrastructure and Basic Industry Conference Davenport & Company February 27, 2007

Forward-Looking Statements Certain matters discussed in this document, including expectations regarding future performance of Florida Rock and Vulcan Materials, contain forward-looking statements that are subject to risks, assumptions and uncertainties that could cause actual results to differ materially from those projected. These risks, assumptions, and uncertainties include, but are not limited to, those associated with general economic and business conditions; changes in interest rates; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for residential and private nonresidential construction; the highly competitive nature of the construction materials industry; pricing; weather and other natural phenomena; energy costs; cost of hydrocarbon-based raw materials; increasing healthcare costs; the timing and amount of any future payments to be received by Vulcan Materials under two earn-outs contained in the agreement for the divestiture of Vulcan Materials' Chemicals business; the ability to successfully integrate acquisitions quickly and in a cost-effective manner and achieve anticipated profitability and synergies; and other risks, assumptions and uncertainties detailed from time to time in either company's SEC reports, including each company's report on Form 10-K for the year. There can be no assurance that the transaction described above will be consummated. Forward-looking statements speak only as of the date hereof, and each company assumes no obligation to update such statements. Unless otherwise noted, the information provided in this presentation is provided on a pro forma basis, to the extent the parties dispose of any assets in connection with the merger, certain of the data will be affected.

Important Information This document may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF FLORIDA ROCK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Florida Rock. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from www.vulcanfloridarock.com, www.vulcanmaterials.com or www.flarock.com Vulcan Materials, Florida Rock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding Vulcan Materials' directors and executive officers is available in Vulcan Materials' proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006, and information regarding Florida Rock's directors and executive officers is available in Florida Rock's proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on December 27, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Strategic Objectives to Add Value Cumulative shareholder return with dividends reinvested for period ending February 16, 2007. 1 Year 3 Year 5 Year 8 Years Since CalMat Acquisition VMC 0.44 1.54 1.71 2.04 S&P 500 0.15 0.34 0.44 0.28 Leveraged coast-to-coast footprint Large, high growth U.S. markets Diversified regional exposure Profitable growth Quality top line growth Execute strategic acquisitions Tightly manage costs Reinvest in high-return projects Strong cash generation and balance sheet Effective land management 0% 210%

Financial Highlights, 2006 Aggregates pricing +14.7% shipments -1.6% Margin expansion in all three major product lines Unit cost for diesel fuel reduced pretax earnings approximately $14 million Significant increase in purchase of common stock Received ECU earn-out payment of $128 million (Millions, except EPS) (Millions, except EPS) 2006 2005 % Chg Net Sales Net Sales $3,041 $2,615 16% Gross Profit Gross Profit $932 $708 32% % of Sales % of Sales 30.6% 27.1% 3.5 pts Op. Earnings Op. Earnings $695 $476 46% % of Sales % of Sales 22.9% 18.2% 4.7 pts Diluted EPS, Cont. Ops Diluted EPS, Cont. Ops $4.79 $3.30 45% Net Earnings Net Earnings $4.69 $3.73 26% Purchases of stock $523 $523 $228 Shares/Price 6.8/$77.37 6.8/$77.37 3.6/$63.67 Net Debt / Capital 18.5% 18.5% 5.3%

Vulcan - Outstanding Financial Performance Note: Net Sales are $ in Millions. EPS is from Continuing Operations and adjusted for stock splits. Growth rates calculated by linear regression analysis of the logarithms of data. '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 EPS 1.19 1.53 2.02 2.13 2.2 2.26 2.28 2.31 2.52 3.3 4.79 10 Year CAGR 10% 3 Year CAGR 28% Earnings per Share '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 Sales 961.9 1051 1158.6 1810.6 1885.9 2113.6 1980.6 2086.9 2213.2 2615 3041 Net Sales 10 Year CAGR 11% 3 Year CAGR 14%

Source: National Planning Association, November 2006 Strategically positioned in the fastest growing markets Top 10 Aggregates-Served State Metropolitan areas projected to experience the largest absolute population growth 2000 - 2010 Aggregates-Served State

Strategically positioned in the fastest growing markets Georgia Florida Texas California 2010 1816 3745 3896 4142 2020 2032 4341 4422 4796 2030 2262 4792 4948 5419 Top Four U.S. Growth States from 2000 to 2030 (Projected Absolute Population Growth Over 10-Year Periods) (in 000's) Vulcan States Growing More Rapidly Than U.S. (Compounded Annual Growth Rates 1996-2006) Population Employment Households Aggregates Demand U.S. Total 0.01 0.013 0.012 0.025 Vulcan States 0.013 0.014 0.014 0.028 Source: National Planning Association, Nov. 2006 and company estimates

Location and quality of reserves are critical Primarily local markets due to high weight-to-value ratio Highly fragmented industry Relatively stable demand due to public funding Diverse end markets Widely used in downstream products; limited product substitution Aggregates - U.S. Market Fundamentals Are Attractive Aggregates Asphalt, Concrete & Cement Private Construction End Markets Public Construction End Markets

Future Supply - location and quality of reserves are critical Aggregates Reserves Billions of Tons 1996 Vulcan Reserves Shipments Additions 2006 Vulcan Reserves 7500 5108 5108 11400 2392 6318 6.3 -2.4 7.5 11.4

Differing characteristics of the major end uses for aggregates Major End Market Aggregate Intensity Demand Drivers Examples of Aggregate Use Residential Low Employment, interest rates Streets and other infrastructure, foundation, driveways Non-residential Low/Medium Employment, income, interest rates, vacancy rates Parking lots, foundations, sitework, concrete structures Highways High Federal and State Funding Paving, concrete structures, site infrastructure Airports, sewer, water and utilities Medium State and local funding, population Paving for runways, foundations, sitework

End Market Demand - U. S. Residential Construction Sin. Fam. Mtg. Rte. '76 1162.3 8.87 1977 1450.9 8.84 1978 1433.4 9.64 1979 1194.1 11.19 1980 852.1 13.77 1981 705.3 16.63 1982 662.6 16.08 1983 1067.5 13.23 '84 1084.1 13.87 '85 1072.3 12.42 '86 1179.5 10.18 1987 1146.3 10.2 1988 1081.4 10.34 1989 1003.4 10.32 1990 894.9 10.13 1991 840.4 9.25 1992 1030.1 8.4 1993 1125.6 7.33 '94 1198.4 8.36 '95 1076.3 7.96 '96 1161 7.81 1997 1133.6 7.6 1998 1271.4 6.94 1999 1302.5 7.43 2000 1230.9 8.06 2001 1273.2 6.97 2002 1363.3 6.54 2003 1505.1 5.82 '04 1604.3 5.84 '05 1716.4 5.87 '06 1451 6.4 (L) Single Starts- 000's (R) 30Yr. Rates Mortgage Rates Single Family Starts Source: U.S. Department of Commerce. Single Starts 1/1/1999 3.9 2/1/1999 4 3/1/1999 4.1 4/1/1999 3.9 5/1/1999 4 6/1/1999 3.9 7/1/1999 4 8/1/1999 4 9/1/1999 4.5 10/1/1999 4.2 11/1/1999 4.3 12/1/1999 4.3 1/1/2000 4.3 2/1/2000 4.3 3/1/2000 4.3 4/1/2000 4.4 5/1/2000 4.4 6/1/2000 4.8 7/1/2000 4.1 8/1/2000 4.4 9/1/2000 4 10/1/2000 4 11/1/2000 4.2 12/1/2000 3.6 1/1/2001 3.8 2/1/2001 3.7 3/1/2001 3.8 4/1/2001 3.9 5/1/2001 4 6/1/2001 4.2 7/1/2001 4.2 8/1/2001 4.4 9/1/2001 4.4 10/1/2001 4.3 11/1/2001 4.1 12/1/2001 3.8 1/1/2002 4.2 2/1/2002 4 3/1/2002 4.1 4/1/2002 4.3 5/1/2002 4 6/1/2002 4.2 7/1/2002 4.2 8/1/2002 4 9/1/2002 3.9 10/1/2002 4 11/1/2002 4 12/1/2002 4 1/1/2003 4 2/1/2003 4.5 3/1/2003 4.1 4/1/2003 4.1 5/1/2003 3.9 6/1/2003 3.5 7/1/2003 3.6 8/1/2003 3.5 9/1/2003 3.8 10/1/2003 3.8 11/1/2003 4.1 12/1/2003 4 1/1/2004 3.8 2/1/2004 3.7 3/1/2004 3.6 4/1/2004 4 5/1/2004 3.8 6/1/2004 3.9 7/1/2004 4.5 8/1/2004 4.3 9/1/2004 4.1 10/1/2004 3.9 11/1/2004 4.3 12/1/2004 4.1 1/1/2005 4.3 2/1/2005 4.3 3/1/2005 4.1 4/1/2005 4.3 5/1/2005 4.2 6/1/2005 4.3 7/1/2005 4.2 8/1/2005 4.6 9/1/2005 4.8 10/1/2005 4.5 11/1/2005 4.9 12/1/2005 4.8 1/1/2006 5.3 2/1/2006 6.4 3/1/2006 6.1 4/1/2006 6.2 5/1/2006 6.2 6/1/2006 6.5 7/1/2006 7.2 8/1/2006 6.8 9/1/2006 6.7 10/1/2006 7 11/1/2006 6.1 12/1/2006 5.9 Source: Census Bureau. Inventory of Single-Family Housing (Months)

End Market Demand - U.S. Private Non-Residential Construction Billions of '96$ 1976 141.75 1977 142.08 1978 158.06 1979 177.01 1980 179.05 1981 178.96 1982 174.61 1983 166.88 '84 194.71 '85 217.61 1986 205.14 1987 198.57 1988 199.83 1989 206.4 1990 203.77 1991 175.52 1992 163.91 1993 162.68 '94 168.88 '95 184.67 1996 195.2 1997 208.81 1998 226.83 1999 232.55 2000 248.81 2001 246.08 2002 210.36 2003 196.64 '04 196.43 '05 200.38 2006 223.08 Annual Construction Put-in-Place Source: U.S. Department of Commerce and Company estimates. 99' 230.54 238.21 239.11 230.45 227.17 233.29 237.81 228.69 229.93 228.58 236.49 237.25 00' 227.15 242.89 244.79 241.19 250.68 246.59 249.01 257.46 261.98 259.26 261.24 254.79 01' 251 244.36 253.09 251.43 253.63 256.49 251.46 247.27 243.37 241.77 234.61 237.85 02' 237.06 230.39 225.79 223.45 215.07 209.02 203.4 201.18 198.39 201.79 201.74 196 03' 198.47 196.59 198.78 196.38 201.37 200.54 193.67 197.32 199.71 198.92 192.78 195.91 04' 195.23 194.44 196.18 196.44 194.93 192.18 196.96 199.42 200.12 199.89 198.43 194.83 05' 197.57 199.52 200.43 197.69 200.7 194.65 193.41 194.93 202.44 203.73 205.83 210.1 06' 211.87 Dec 06' Monthly Construction Put-in-Place

Relatively stable demand from public construction U.S. Aggregates Volume Public Construction Put-in-Place Billions of tons (L) Billions of '96$ (R) Sources: US Department of Commerce, US Geological Survey. Note: Aggregates demand for 2006 estimated using 3Q 2006 Mineral Industry Survey.

End Market Demand - Federal Funding Levels for Highways Billions of U.S. $ Includes Highway Obligation Limitation plus Exempt Contract Authority. Excludes Mass Transit Obligations. Avg. Annual Amount (FY98'-04') vs (FY05'-09') VMC served states +32% Other states +28% Total U.S. +30% Year 1 0.27 Year 2 0.41 Year 3 0.16 Year 4 0.05 Year 5 0.03 Year 6 0.03 Year 7 0.05 Spending Pattern of Federal Highway Annual Authorizations Source: U.S. Federal Highway Administration. Annual Funding of Federal Highways (Fiscal Year 98'-09') Example: Funding of $1 billion would result in $270 million of spending in the first year, $410 million of spending in the second year, etc. FY 98' FY 99' FY 00' FY 01' FY 02' FY 03' FY 04' FY 05' FY 06' FY 07' FY 08' FY 09' 22.2 26.3 28.4 30.6 32.5 32.3 34.4 35.2 36.8 39 40.3 41.9 SAFETEA TEA-21

Long term outlook for transportation construction in California remains promising Proposed FY 2008 Budget allocations at record level for new transportation projects FY 2008B $5.8 billion FY 2007E $4.6 billion FY 2006A $4.2 billion FY 2005A $0.9 billion SAFETEA provides 34% increase in average funding levels Governor wants more than $200 billion for state infrastructure improvements over next 10 years $223 billion proposed in January 06' $116 billion approved by Legislature May 06' FY08' budget contemplates $212 billion $42.7 billion of infrastructure bonds approved by voters in November, includes $20 billion for transportation (approximately $8 billion of transportation-related projects submitted to oversight agencies to date) An additional $43.3 billion proposed Vulcan operations

Florida Rock Transaction Summary Structure One-step merger with cash/stock election, subject to pro-ration Merger Consideration Total consideration: approximately $4.6 billion Cash: $67.00 per share for 70% of the shares Stock: 0.630 fixed exchange ratio for 30% of the shares Total blended cash and stock consideration of $68.03 per share based on Vulcan's closing stock price of $111.81 on February 16 Enterprise Value / EBITDA* multiple of 11.2x Stock portion intended to be tax-free to Florida Rock shareholders Selected Conditions to Close Regulatory approvals Florida Rock shareholder vote (no Vulcan shareholder vote) Leadership Additions John Baker will become a member of the Vulcan Material's Board Timing Expected to close in mid-year 2007 Baker Commitments Baker family voting agreement to support acquisition Restrictions on future transfer of all shares received in the merger by Baker entities Financing $3.2 billion debt * Based on trailing twelve month EBITDA. EBITDA is a non-GAAP financial measure. A reconciliation from Net Cash Provided by Operating Activities to EBITDA is provided in the appendix of the presentation.

Strategic Rationale for Florida Rock Acquisition Logical, natural business fit Enhances Vulcan's position in fast growing, highly-attractive Florida markets Expands our geographic footprint and further diversifies regional exposure Builds on our successful aggregates-focused business mix in top growth states

Strategic Rationale for Florida Rock Acquisition Logical, natural business fit Enhances Vulcan's position in fast growing, highly-attractive Florida markets Expands our geographic footprint and further diversifies regional exposure Builds on our successful aggregates-focused business mix in top growth states Long-term value creation Accretive to Vulcan's EPS in 2008 and beyond Cost savings of approximately $50 million per year Enhanced earnings growth and strong cash flows Efficient capital structure Strong cash flows for: Rapid debt reduction Continuation of Vulcan's historic dividend payout levels

Strategic Rationale for Florida Rock Acquisition Logical, natural business fit Enhances Vulcan's position in fast growing, highly-attractive Florida markets Expands our geographic footprint and further diversifies regional exposure Builds on our successful aggregates-focused business mix in top growth states Long-term value creation Accretive to Vulcan's EPS in 2008 and beyond Cost savings of approximately $50 million per year Enhanced earnings growth and strong cash flows Efficient capital structure Strong cash flows for: Rapid debt reduction Continuation of Vulcan's historic dividend payout levels Low integration risk Proven track record with strategic acquisitions Highly compatible cultures Similar management philosophy

Outstanding Financial Performance By Both Companies Note: Net Sales are $ in Millions. EPS is from Continuing Operations and adjusted for stock splits. Growth rates calculated by linear regression analysis of the logarithms of data. '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 Sales 398.7 456.6 492.3 579.3 647.8 696.6 707.5 728.7 926.6 1126.6 1328.3 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 Sales 961.9 1051 1158.6 1810.6 1885.9 2113.6 1980.6 2086.9 2213.2 2615 3041 Net Sales 10 Year CAGR 11% 3 Year CAGR 14% 10 Year CAGR 12% 3 Year CAGR 22% Florida Rock Vulcan Materials

Outstanding Financial Performance By Both Companies Note: Net Sales are $ in Millions. EPS is from Continuing Operations and adjusted for stock splits. Growth rates calculated by linear regression analysis of the logarithms of data. '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 EPS 1.19 1.53 2.02 2.13 2.2 2.26 2.28 2.31 2.52 3.3 4.79 10 Year CAGR 10% 3 Year CAGR 28% Earnings per Share '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 EPS 0.43 0.59 0.6 0.71 0.93 1.07 1.06 1.16 1.72 2.36 3.16 10 Year CAGR 20% 3 Year CAGR 40% '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 Sales 398.7 456.6 492.3 579.3 647.8 696.6 707.5 728.7 926.6 1126.6 1328.3 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 Sales 961.9 1051 1158.6 1810.6 1885.9 2113.6 1980.6 2086.9 2213.2 2615 3041 Net Sales 10 Year CAGR 11% 3 Year CAGR 14% 10 Year CAGR 12% 3 Year CAGR 22% Vulcan Materials Florida Rock

Capital Structure Benefits Vulcan capital structure at closing contemplates $3.7 billion of total debt Total Debt / total capital ratio to be approximately 51% at close Anticipate average annual EBITDA of more than $2 billion over next 3 years (2008 - 2010), enabling rapid debt reduction Target total debt / total capital ratio of between 35% and 40% within 3 years of closing Intend to maintain an investment grade rating Pro Forma Total Debt/Total Capital Vulcan* Florida Rock* At Closing Debt/Capital 21 2 51 * At end of fiscal year 2006: Vulcan 12/31/06, Florida Rock 9/30/06 ** EBITDA is a non-GAAP financial measure. A reconciliation from Net Cash Provided by Operating Activities to EBITDA is provided in the appendix of the presentation. *** Based on trailing twelve month EBITDA projected at closing. 1Q 1999 1999 2000 2001 2002 2003 2004 2005 2006 Debt / Total Capital 0.448 0.379 0.395 0.376 0.356 0.33 0.232 0.219 0.207 Vulcan Materials Total Debt / Total Capital Note: Year-end ratio unless noted otherwise

Future Supply - location and quality of reserves are critical Vulcan 45 Florida Rock 56 Aggregates Reserves Billions of Tons** Average Reserve Life Years* * Calculated using FY06 sales volumes 1996 Vulcan Reserves Shipments Additions 2006 Vulcan Reserves Florida Rock Reserves Pro Forma Combined 7500 5108 5108 11400 11400 13900 2392 6318 2500 2.5 6.3 -2.4 7.5 11.4 13.9 ** Source: SEC reports for VMC and FRK

Aggregates-Focused Business $4.3 Billion 2006 Pro Forma Combined Net Sales Aggregates* 60 Concrete 22 Cement 5 Other 3 Asphalt 10 All Aggregates** 88 Cement 5 Other 1 Asphalt and Concrete*** 6 **Aggregates sales plus asphalt and concrete sales that include company aggregates ***Asphalt and concrete sales with purchased aggregates All aggregates sales *

Vulcan's Coast-to-Coast Footprint Vulcan Aggregates, Asphalt, and Ready Mix Vulcan Aggregates, Asphalt, and Ready Mix Vulcan Aggregates, Asphalt, and Ready Mix Vulcan Aggregates, Asphalt, and Ready Mix Vulcan Aggregates, Asphalt, and Ready Mix Vulcan Aggregates, Asphalt, and Ready Mix Vulcan Aggregates, Asphalt, and Ready Mix Vulcan Aggregates, Asphalt, and Ready Mix Vulcan Aggregates, Asphalt, and Concrete

Florida Rock Footprint

Expanded Geographic Footprint Vulcan Aggregates, Asphalt, and Ready Mix Vulcan Aggregates, Asphalt, and Ready Mix Vulcan Aggregates, Asphalt, and Ready Mix Vulcan Aggregates, Asphalt, and Ready Mix Vulcan Aggregates, Asphalt, and Ready Mix Vulcan Aggregates, Asphalt, and Ready Mix Vulcan Aggregates, Asphalt, and Ready Mix Vulcan Aggregates, Asphalt, and Ready Mix Vulcan Aggregates, Asphalt, and Concrete Florida Rock Aggregates, Ready Mix, and Cement Florida Rock Aggregates, Ready Mix, and Cement Florida Rock Aggregates, Ready Mix, and Cement Florida Rock Aggregates, Ready Mix, and Cement Florida Rock Aggregates, Ready Mix, and Cement Florida Rock Aggregates, Ready Mix, and Cement Florida Rock Aggregates, Ready Mix, and Cement Florida Rock Aggregates, Ready Mix, and Cement Florida Rock Aggregates, Cement, and Concrete

Georgia Florida Texas California 2010 1816 3745 3896 4142 2020 2032 4341 4422 4796 2030 2262 4792 4948 5419 Strategically Positioned in High Growth Markets Vulcan strongly established in California and Texas Acquisition broadens position in Florida and Georgia Florida population, employment and households growing at twice U.S. rate Top Four U.S. Growth States from 2000 to 2030 (Projected Absolute Population Growth Over 10-Year Periods) (in 000's) Vulcan and Florida Rock States Growing More Rapidly Than U.S. (Compounded Annual Growth Rates 1996-2006) Population Employment Households Aggregates Demand U.S. Total 0.01 0.013 0.012 0.025 Vulcan States 0.013 0.014 0.014 0.028 Florida 0.02 0.026 0.022 0.044 Source: National Planning Association, Nov. 2006 and company estimates

Presentation Highlights Throughout its 50-year history, Vulcan has a proven track record of adding value for its shareholders 2006 was another year of record results and earnings growth Strategically positioned in high growth markets The announced combination of Vulcan and Florida Rock is a strong strategic fit enhances our U.S. leadership position in construction aggregates Expands business in attractive, fast-growing Florida market Optimizes capital structure Financially compelling for shareholders of both companies

Infrastructure and Basic Industry Conference Davenport & Company February 27, 2007

Appendix - EBITDA Reconciliation Reconciliation of Net Cash Provided by Operating Activities to EBITDA (FY 2006 $millions) Vulcan Florida Materials Rock Net Cash Provided by Operating Activities $579 $292 Changes in operating assets and liabilities before initial effect of business acquisitions and dispositions 94 (7) Other items, net 19 1 Discontinued operations, net of tax 10 - Income tax expense 226 119 Net interest (income)/expense 20 (3) EBITDA $948 $402 EBITDA is an acronym for Earnings Before Interest, Taxes, Depreciation and Amortization. This financial metric is often used by the investment community as one indicator of a company's ability to incur and service debt. EBITDA is not defined by generally accepted accounting principles (GAAP); thus, it should not be considered as an alternative to net cash provided by operating activities, operating earnings, or any other liquidity or performance measure defined by GAAP. EBITDA is presented for the convenience of the investment professionals that use the metric in their analysis. Vulcan's management does not use this metric as a measure of performance or to allocate resources internally.